

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-mail
Jeremiah J. Silkowski
President and Chief Executive Officer
SQN Capital Management, LLC
110 William Street, 26th Floor
New York, New York 10038

>   **Re: SQN AIF IV, L.P.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 5, 2012**
>   **File No. 333-184550**

Dear Mr. Silkowski:

We have reviewed your registration statement and have the following comments.

Principal Investment Strategies, page 49

1. Please clarify how much of the investment strategy will be geared towards investments in financings and how much will constitute investments in physical assets.

Legal Opinion, Exhibit 5.1

2. Please have counsel delete the phrase in the last sentence of the legal opinion beginning "or furnished to or quoted..." Investors should be able to rely on the opinion.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
John T. Bradley, Esq.